Filed by UnitedHealth Group Incorporated
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                             Subject Companies: UnitedHealth Group Incorporated
                                            Mid Atlantic Medical Services, Inc.
                                                    Commission File No. 1-10864
                                                    Commission File No. 1-13340


Date: December 4, 2003

                     UNITEDHEALTH VOLUNTARILY PROVIDES DOJ ADDITIONAL TIME FOR MERGER REVIEW, Minneapolis, MN - On December 3, 2003 UnitedHealth Group Incorporated ("UnitedHealth Group") voluntarily withdrew its pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act to give the Antitrust Division of the Department of Justice (the "Division") additional time to review the proposed transaction with Mid Atlantic Medical Services, Inc. ("MAMSI"). UnitedHealth Group expects to refile the notification and report form with the Division and the Federal Trade Commission on December 5, 2003. While the waiting period for the initial filing would have expired on December 3, 2003, the new filing will restart the 30 day waiting period. UnitedHealth Group anticipates that the transaction will close in the first quarter of 2004.

                          IMPORTANT MERGER INFORMATION
                          ----------------------------

                     In connection with the proposed transaction, UnitedHealth Group and MAMSI have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement that contains a preliminary proxy statement/prospectus, which was filed on November 10, 2003. The definitive proxy statement/prospectus will be sent to holders of MAMSI common stock when available. Holders of MAMSI common stock are urged to read the preliminary proxy statement on file with the SEC, the definitive proxy statement/prospectus when it becomes available and any other relevant materials filed by UnitedHealth Group or MAMSI with the SEC because they contain, or will contain, important information about UnitedHealth Group, MAMSI and the transaction. The preliminary proxy statement/prospectus is available, and the definitive proxy statement/prospectus will be available, for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the
SEC) at the SEC's website, www.sec.gov. In addition, you may obtain documents filed with the SEC by UnitedHealth Group free of charge by requesting them in writing from UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Corporate Secretary, or by telephone at (952) 936-1300. You may obtain documents filed with the SEC by MAMSI free of charge by requesting them in writing from Mid Atlantic Medical Services, Inc., 4 Taft Court, Rockville, Maryland, 20850, Attention: Corporate Secretary, or by telephone at (301) 762-8205.

                     UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available.

                     MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI's 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available.

                     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

                     This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.





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